Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the Second Quarter of 2026

BEIJING, CHINA, September 3, 2026 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading player in Asia’s online social networking space, today announced its unaudited financial results for the second quarter of 2026.

Second Quarter of 2026 Highlights

•	Net revenues decreased by 5.1% year over year to RMB2,486.0 million (US$366.4 million*) in the second quarter of 2026.

•	Net revenues from overseas increased by 52.0% year over year to RMB672.7 million (US$99.1 million) in the second quarter of 2026.

•

Net income attributable to the shareholders of Hello Group Inc. was RMB237.4 million (US$35.0 million) in the second quarter of 2026, compared to a net loss of RMB140.2 million in the same period of 2025.

•

Non-GAAP net income attributable to the shareholders of Hello Group Inc. (note 1) was RMB273.9 million (US$40.4 million) in the second quarter of 2026, compared to a net loss of RMB96.0 million in the same period of 2025. In the second quarter of 2025, the Company accrued an additional withholding tax of RMB547.9 million related to dividends paid or payable by its wholly foreign-owned enterprise (“WFOE”) in Chinese mainland to its offshore parent company in Hong Kong, Momo Hong Kong.

•	Diluted net income per American Depositary Share (“ADS”) was RMB1.52 (US$0.22) in the second quarter of 2026, compared to a diluted net loss per ADS of RMB0.84 in the same period of 2025.

•	Non-GAAP diluted net income per ADS (note 1) was RMB1.75 (US$0.26) in the second quarter of 2026, compared to a diluted net loss per ADS of RMB0.58 in the same period of 2025.

•

For Momo app, total paying users were 3.9 million for the second quarter of 2026, compared to 3.5 million for the same period last year, and 3.7 million for the previous quarter. Tantan had 0.5 million paying users for the second quarter of 2026 compared to 0.7 million for the same period last year and 0.6 million for the previous quarter.

First Half of 2026 Highlights

•	Net revenues decreased by 5.2% year over year to RMB4,872.0 million (US$718.0 million) for the first half of 2026.

•	Net revenues from overseas increased by 48.2% year over year to RMB1,270.1 million (US$187.2 million) for the first half of 2026.

•	Net income attributable to the shareholders of Hello Group Inc. was RMB528.5 million (US$77.9 million) for the first half of 2026, compared to RMB217.8 million during the same period of 2025.

•

Non-GAAP net income attributable to the shareholders of Hello Group Inc. (note 1) was RMB602.7 million (US$88.8 million) for the first half of 2026, compared to RMB307.7 million during the same period of 2025.

•	Diluted net income per ADS was RMB3.33 (US$0.49) for the first half of 2026, compared to RMB1.27 during the same period of 2025.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rate solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.7851 to US$1.00, the effective noon buying rate for June 30, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board.

•	Non-GAAP diluted net income per ADS (note 1) was RMB3.80 (US$0.56) for the first half of 2026, compared to RMB1.80 during the same period of 2025.

“The Group maintained steady business momentum in the second quarter of 2026,” commented Yan Tang, Chairman and CEO of Hello Group. “On the domestic front, Momo navigated external headwinds to sustain the healthy performance of our cash-cow business, while Tantan continued to strengthen its AI capabilities to enhance user experience and monetization efficiency. Overseas, our product portfolio shifted from single-product reliance to more balanced and diversified growth, with growing synergies across the portfolio.”

Second Quarter of 2026 Financial Results

Net revenues

Total net revenues were RMB2,486.0 million (US$366.4 million) in the second quarter of 2026, a decrease of 5.1% from RMB2,620.4 million in the second quarter of 2025.

Value-added service revenues mainly include virtual gift revenues from various audio, video and text-based scenarios, and membership subscription revenues. Total value-added service revenues were RMB2,439.6 million (US$359.6 million) in the second quarter of 2026, a decrease of 5.4% from RMB2,579.3 million during the same period of 2025. The decrease was primarily due to (a) external factors that influenced the operational focus of certain broadcasters and agencies on Momo app, which are still in recovery; (b) weak consumer sentiment due to macro headwinds; and (c) to a lesser extent, a decline in Tantan resulting from a decline in user base. The decrease was partially offset by the revenue growth from our overseas apps, driven by the rapid expansion from multiple social entertainment and dating brands across our rich portfolio.

Other services revenues were RMB46.4 million (US$6.8 million) in the second quarter of 2026, compared to RMB41.1 million during the same period of 2025.

Net revenues from Chinese mainland decreased from RMB2,177.9 million in the second quarter of 2025 to RMB1,813.3 million (US$267.2 million) in the second quarter of 2026, primarily due to the decrease in net revenues from Momo app and Tantan app. Net revenues from overseas increased from RMB442.4 million in the second quarter of 2025 to RMB672.7 million (US$99.1 million) in the second quarter of 2026, driven by the growth of new audio- and video-based products in the Middle East and North Africa (“MENA”) region, along with incremental revenue from dating brands outside of MENA.

Cost and expenses

Cost and expenses were RMB2,260.3 million (US$333.1 million) in the second quarter of 2026, an increase of 1.5% from RMB2,227.7 million in the second quarter of 2025. The increase was primarily attributable to: (a) an increase of RMB56.8 million (US$8.4 million) in production costs in connection with films; (b) increased marketing investments in our new overseas apps, partially offset by continued reductions in marketing expenses for our China apps; and (c) increased payment channel costs due to the growth of overseas businesses, which incur higher payment channel costs as a percentage of revenue. The increase was further partially offset by lower revenue-sharing costs with broadcasters on Momo app, despite higher revenue-sharing costs with virtual gift recipients on our overseas apps.

Non-GAAP cost and expenses (note 1) were RMB2,222.3 million (US$327.5 million) in the second quarter of 2026, compared to RMB2,183.6 million during the same period of 2025.

Income from operations

Income from operations was RMB238.0 million (US$35.1 million) in the second quarter of 2026, compared to RMB403.5 million during the same period of 2025.

Non-GAAP income from operations (note 1) was RMB276.1 million (US$40.7 million) in the second quarter of 2026, compared to RMB447.7 million during the same period of 2025.

Interest income

Interest income was RMB53.6 million (US$7.9 million) in the second quarter of 2026, compared to RMB105.5 million during the same period of 2025. The decrease was primarily attributable to: (a) a reduction in the total volume of interest-bearing funds, as a result of bank loan repayments, the distribution of a special cash dividend, settlement of withholding tax accrued for prior periods, certain acquisitions and investments, and payment under the Company’s Share Repurchase Program; (b) a lower proportion of high-yield US dollar funds in the total funds; and (c) a drop in the yield of both US dollar and RMB funds due to falling market interest rates.

Other gain or loss, net

Other gain or loss, net was a net loss of RMB25.1 million (US$3.7 million) in the second quarter of 2026, primarily consisting of losses from unrealized fair value changes in short-term investments, mainly including paper gold.

Income tax expenses

Income tax expenses were RMB69.6 million (US$10.3 million) in the second quarter of 2026, compared to RMB638.4 million in the second quarter of 2025. The decrease was primarily attributable to the Company’s accrual of an additional withholding tax of RMB547.9 million related to dividends paid or payable by its wholly foreign-owned enterprise (“WFOE”) in Chinese mainland to its offshore parent company, Momo Hong Kong, in the second quarter of 2025.

Share of income on equity method investments

Share of income on equity method investments was RMB41.5 million (US$6.1 million) in the second quarter of 2026, compared to RMB13.4 million during the same period of 2025. The increase was primarily attributable to a higher unrealized gain in fair value change of an investment fund.

Net income (loss)

Net income was RMB238.4 million (US$35.1 million) in the second quarter of 2026, compared to a net loss of RMB139.4 million during the same period of 2025.

Non-GAAP net income (note 1) was RMB274.8 million (US$40.5 million) in the second quarter of 2026, compared to a net loss of RMB95.2 million during the same period of 2025.

Net income (loss) attributable to the shareholders of Hello Group Inc.

Net income attributable to the shareholders of Hello Group Inc. was RMB237.4 million (US$35.0 million) in the second quarter of 2026, compared to a net loss of RMB140.2 million during the same period of 2025.

Non-GAAP net income (note 1) attributable to the shareholders of Hello Group Inc. was RMB273.9 million (US$40.4 million) in the second quarter of 2026, compared to a net loss of RMB96.0 million during the same period of 2025.

Net income (loss) per ADS

Diluted net income per ADS was RMB1.52 (US$0.22) in the second quarter of 2026, compared to a diluted net loss per ADS of RMB0.84 in the second quarter of 2025.

Non-GAAP diluted net income per ADS (note 1) was RMB1.75 (US$0.26) in the second quarter of 2026, compared to a diluted net loss per ADS of RMB0.58 in the second quarter of 2025.

Cash and cash flow

As of June 30, 2026, the Company’s cash, cash equivalents, short-term deposits, short-term investments, short-term restricted cash and long-term deposits totaled RMB8,542.4 million (US$1,259.0 million), compared to RMB8,677.6 million as of December 31, 2025.

Net cash provided by operating activities in the second quarter of 2026 was RMB642.3 million (US$94.7 million), compared to RMB250.1 million in the second quarter of 2025.

First Half of 2026 Financial Results

Net revenues for the first half of 2026 were RMB4,872.0 million (US$718.0 million), a decrease of 5.2% from RMB5,141.2 million in the same period of 2025.

Net income attributable to the shareholders of Hello Group Inc. was RMB528.5 million (US$77.9 million) for the first half of 2026, compared to RMB217.8 million during the same period of 2025.

Non-GAAP net income attributable to the shareholders of Hello Group Inc. (note 1) was RMB602.7 million (US$88.8 million) for the first half of 2026, compared to RMB307.7 million during the same period of 2025.

Diluted net income per ADS was RMB3.33 (US$0.49) during the first half of 2026, compared to RMB1.27 in the same period of 2025.

Non-GAAP diluted net income per ADS (note 1) was RMB3.80 (US$0.56) during the first half of 2026, compared to RMB1.80 in the same period of 2025.

Net cash provided by operating activities was RMB801.3 million (US$118.1 million) during the first half of 2026, compared to RMB489.9 million in the same period of 2025.

Recent Development

Share repurchase program

As of September 3, 2026, the Company has repurchased 68.0 million ADSs for US$424.1 million on the open market under the Share Repurchase Program announced on June 7, 2022 and amended on March 14, 2024 and March 12, 2025, at an average purchase price of US$6.22 per ADS. The remaining size of the program is US$62.0 million.

Appointment of New Chief Operating Officer

The board of directors has appointed Mr. Jianhua Wen as the chief operating officer of the Company, effective September 3, 2026. In connection with this appointment, Mr. Wen will cease serving as the chief technology officer of the Company on the same date.

Mr. Wen served as the chief technology officer of the Company from April 2024 to September 2026. He joined the Company in August 2011 and, prior to his appointment as the chief technology officer, held various positions, including development engineer, technical director and vice president of technology, overseeing the Company’s app development and AI department. Before joining the Company, Mr. Wen served as a development engineer at Huawen Group from July 2010 to June 2011.

Business Outlook

For the third quarter of 2026, the Company expects total net revenues to be between RMB2.4 billion and RMB2.5 billion, representing a decrease of 9.4% to 5.7% year over year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income (loss), net income (loss) attributable to the shareholders of Hello Group Inc., and diluted net income (loss) per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Thursday, September 3, 2026, at 7:00 a.m. U.S. Eastern Time (7:00 p.m. Beijing / Hong Kong Time on September 3, 2026).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10056690-cemk7n.html.

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through September 10, 2026. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong: 800-930-639

Passcode: 10056690

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in Asia’s online social networking space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. Since 2019, we have continuously expanded our portfolio through internal incubation and strategic acquisitions, adding apps such as Hertz, Soulchill, and Happn. These products target more niche markets and selective user demographics both domestically and internationally, further strengthening our global presence.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +852-3157-1669

Email: ir@hellogroup.com

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the third quarter of 2026, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter of 2026 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the third quarter of 2026 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months Ended June 30			First half year Ended June 30
	2025 RMB	2026 RMB	2026 US$	2025 RMB	2026 RMB	2026 US$
Net revenues(i):
Value-added service	2,579,292	2,439,625	359,556	5,069,194	4,793,274	706,442
Other services	41,076	46,352	6,832	72,009	78,679	11,595

Total net revenues	2,620,368	2,485,977	366,388	5,141,203	4,871,953	718,037
Cost and expenses:
Cost of revenues	(1,607,712)	(1,599,304)	(235,708)	(3,176,786)	(3,062,632)	(451,376)
Research and development	(183,859)	(182,949)	(26,963)	(379,628)	(360,055)	(53,066)
Sales and marketing	(347,327)	(388,038)	(57,190)	(676,505)	(731,279)	(107,777)
General and administrative	(88,839)	(90,036)	(13,270)	(229,350)	(195,084)	(28,752)

Total cost and expenses	(2,227,737)	(2,260,327)	(333,131)	(4,462,269)	(4,349,050)	(640,971)
Other operating income, net	10,865	12,350	1,820	24,047	24,840	3,661

Income from operations	403,496	238,000	35,077	702,981	547,743	80,727
Interest income	105,513	53,568	7,895	225,851	107,585	15,856
Interest expense	(23,417)	(29)	(4)	(54,076)	(81)	(12)
Other gain or loss, net	(40)	(25,087)	(3,697)	(40)	(25,982)	(3,829)

Income before income tax and share of income on equity method investments	485,552	266,452	39,271	874,716	629,265	92,742
Income tax expenses	(638,390)	(69,568)	(10,253)	(708,796)	(149,418)	(22,021)

(Loss) income before share of income on equity method investments	(152,838)	196,884	29,018	165,920	479,847	70,721
Share of income on equity method investments	13,427	41,479	6,113	53,158	50,017	7,372

Net (loss) income	(139,411)	238,363	35,131	219,078	529,864	78,093

Less: net income attributable to non-controlling interest	793	928	137	1,288	1,381	204

Net (loss) income attributable to the shareholders of Hello Group Inc.	(140,204)	237,435	34,994	217,790	528,483	77,889

Net (loss) income per share attributable to ordinary shareholders
Basic	(0.42)	0.77	0.11	0.65	1.70	0.25
Diluted	(0.42)	0.76	0.11	0.64	1.67	0.25
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	332,986,414	308,522,125	308,522,125	335,653,491	311,726,989	311,726,989
Diluted	332,986,414	313,093,175	313,093,175	341,743,527	316,994,251	316,994,251

(i)	The following table presents revenues by geographic area based on the addresses of our users:

	Three months Ended June 30			First half year Ended June 30
	2025 RMB	2026 RMB	2026 US$	2025 RMB	2026 RMB	2026 US$
Chinese mainland	2,177,929	1,813,297	267,247	4,284,162	3,601,865	530,850
Overseas	442,439	672,680	99,141	857,041	1,270,088	187,187

Total	2,620,368	2,485,977	366,388	5,141,203	4,871,953	718,037

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months Ended June 30			First half year Ended June 30
	2025 RMB	2026 RMB	2026 US$	2025 RMB	2026 RMB	2026 US$
Net (loss) income	(139,411)	238,363	35,131	219,078	529,864	78,093
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(73,476)	(76,282)	(11,243)	(116,814)	(150,577)	(22,192)

Comprehensive (loss) income	(212,887)	162,081	23,888	102,264	379,287	55,901
Less: comprehensive loss attributed to the non-controlling interest	(920)	(2,916)	(430)	(1,519)	(5,616)	(828)

Comprehensive (loss) income attributable to the shareholders of Hello Group Inc.	(211,967)	164,997	24,318	103,783	384,903	56,729

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	June 30	June 30
	2025	2026	2026
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	5,320,022	6,558,477	966,600
Short-term deposits	3,112,207	1,749,255	257,808
Restricted cash	120,612	20,355	3,000
Short-term investment	124,713	184,349	27,170
Accounts receivable, net of allowance for credit losses of RMB18,623 and RMB18,551 as of December 31, 2025 and June 30, 2026, respectively	246,208	223,512	32,942
Amounts due from related parties	21,751	15,030	2,215
Prepaid expenses and other current assets	791,317	648,247	95,540

Total current assets	9,736,830	9,399,225	1,385,275
Long-term deposits	—	30,000	4,421
Right-of-use assets, net	118,799	60,671	8,942
Property and equipment, net	1,420,030	1,392,562	205,238
Intangible assets, net	240,716	210,365	31,004
Rental deposits	3,585	3,930	579
Long-term investments	1,514,042	1,595,616	235,165
Other non-current assets	114,384	47,689	7,028
Deferred tax assets	34,614	35,349	5,210
Goodwill	596,299	564,482	83,194

Total assets	13,779,299	13,339,889	1,966,056

Liabilities and equity
Current liabilities
Accounts payable	584,557	574,746	84,706
Deferred revenue	468,221	459,108	67,664
Accrued expenses and other current liabilities	848,679	687,673	101,350
Lease liabilities due within one year	83,590	40,587	5,982
Income tax payable	44,787	20,570	3,032
Deferred consideration in connection with business acquisitions-current	47,839	46,408	6,840
Long-term borrowings, current portion	2,118	1,702	251

Total current liabilities	2,079,791	1,830,794	269,825
Lease liabilities	39,986	24,056	3,545
Deferred tax liabilities	531,996	565,753	83,382
Long-term borrowings	3,133	1,816	268
Other non-current liabilities	39,605	44,464	6,553

Total liabilities	2,694,511	2,466,883	363,573
Shareholder’s equity (ii)	11,084,788	10,873,006	1,602,483

Total liabilities and shareholder’s equity	13,779,299	13,339,889	1,966,056

(ii):	As of June 30, 2026, the number of ordinary shares outstanding was 287,271,368.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months			First half year
	Ended June 30			Ended June 30
	2025	2026	2026	2025	2026	2026
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(139,411)	238,363	35,131	219,078	529,864	78,093
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of property and equipment	11,229	15,898	2,343	23,620	31,726	4,676
Amortization of intangible assets	7,655	9,200	1,356	13,846	18,610	2,743
Share-based compensation	37,801	30,146	4,444	78,661	61,451	9,057
Share of income on equity method investments	(13,427)	(41,479)	(6,113)	(53,158)	(50,017)	(7,372)
Gain or loss on fair value changes of short-term investments	—	25,087	3,697	—	25,982	3,829
Returns on investments	289	—	—	797	—	—
Loss on long-term investments	40	—	—	40	—	—
Gain or loss on disposal of property and equipment	(146)	1,382	204	(248)	1,382	204
Provision of loss (income) on receivable and other assets	312	(325)	(48)	5,717	110	16
Changes in operating assets and liabilities:
Accounts receivable	(17,847)	192,026	28,301	(36,991)	20,056	2,956
Prepaid expenses and other current assets	(133,016)	103,792	15,297	(121,641)	157,420	23,201
Amounts due from related parties	—	(98)	(14)	—	(240)	(35)
Rental deposits	8,016	858	126	7,906	841	124
Deferred tax assets	581	627	92	921	(824)	(121)
Other non-current assets	46,626	84,667	12,478	81,672	123,434	18,192
Accounts payable	4,047	7,534	1,110	(9,496)	(7,143)	(1,053)
Income tax payable	363,302	(14,535)	(2,142)	262,323	(24,051)	(3,545)
Deferred revenue	2,684	(7,983)	(1,177)	11,719	(6,900)	(1,017)
Accrued expenses and other current liabilities	(70,803)	(11,312)	(1,667)	(141,786)	(106,605)	(15,712)
Deferred tax liabilities	181,183	16,264	2,397	193,896	35,186	5,186
Other non-current liabilities	(38,986)	(7,764)	(1,144)	(47,026)	(9,030)	(1,331)

Net cash provided by operating activities	250,129	642,348	94,671	489,850	801,252	118,091
Cash flows from investing activities:
Purchase of property and equipment	(26,162)	(15,043)	(2,217)	(53,976)	(30,204)	(4,452)
Payment for long-term investments	(72,593)	(44,000)	(6,485)	(72,593)	(62,000)	(9,138)
Payment for business acquisition	—	—	—	(194,390)	—	—
Purchase of term deposits	—	(280,000)	(41,267)	—	(390,000)	(57,479)
Cash received on maturity of term deposits	—	1,379,613	203,330	1,257,245	1,706,517	251,509
Payment for short-term investments	—	(49,471)	(7,291)	—	(90,269)	(13,304)
Returns of investments	—	—	—	—	1,303	192
Loan to a third-party company	(6,278)	—	—	(33,756)	—	—
Loan to a related party	—	—	—	—	(3,930)	(579)
Cash received from repayment of loans to a related party	—	3,500	516	—	10,890	1,605
Other investing activities	302	2,406	355	494	2,503	369

Net cash (used in) provided by investing activities	(104,731)	997,005	146,941	903,024	1,144,810	168,723
Cash flows from financing activities:
Proceeds from exercise of share options	2	—	—	4	3	—
Repurchase of ordinary shares	(97,196)	(184,781)	(27,233)	(298,725)	(371,965)	(54,821)
Dividends payment	(346,182)	(280,558)	(41,349)	(346,182)	(280,558)	(41,349)
Deferred settlement of a share-based compensation liability	—	(82,361)	(12,139)	—	(82,361)	(12,139)
Payment in relation to redemption of convertible bonds	(20,221)	—	—	(20,221)	—	—
Advance payment for acquisition of non-controlling interest	—	—	—	—	(20,918)	(3,083)
Repayment of short-term borrowings	—	(200)	(29)	(1,690,535)	(200)	(29)
Repayment of long-term borrowings	(279)	(433)	(64)	(674)	(1,165)	(172)

Net cash used in financing activities	(463,876)	(548,333)	(80,814)	(2,356,333)	(757,164)	(111,593)
Effect of exchange rate changes	(53,620)	(23,681)	(3,492)	(79,305)	(50,700)	(7,471)

Net (decrease) increase in cash and cash equivalents	(372,098)	1,067,339	157,306	(1,042,764)	1,138,198	167,750
Cash, cash equivalents and restricted cash at the beginning of period	8,971,755	5,511,493	812,294	9,642,421	5,440,634	801,850
Cash, cash equivalents and restricted cash at the end of period	8,599,657	6,578,832	969,600	8,599,657	6,578,832	969,600

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months				Three months					Three months
	Ended June 30, 2025				Ended June 30, 2026					Ended June 30, 2026
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts(iii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts(iii) US$	Non-GAAP US$
Cost of revenues	(1,607,712)	1,762	1,560	(1,604,390)	(1,599,304)	1,537	2,257	—	(1,595,510)	(235,708)	227	333	—	(235,148)
Research and development	(183,859)	1,140	10,710	(172,009)	(182,949)	1,635	10,014	—	(171,300)	(26,963)	241	1,476	—	(25,246)
Sales and marketing	(347,327)	3,474	4,159	(339,694)	(388,038)	4,749	2,909	—	(380,380)	(57,190)	700	429	—	(56,061)
General and administrative	(88,839)	—	21,372	(67,467)	(90,036)	—	14,966	—	(75,070)	(13,270)	—	2,206	—	(11,064)

Cost and operating expenses	(2,227,737)	6,376	37,801	(2,183,560)	(2,260,327)	7,921	30,146	—	(2,222,260)	(333,131)	1,168	4,444	—	(327,519)
Income from operations	403,496	6,376	37,801	447,673	238,000	7,921	30,146	—	276,067	35,077	1,168	4,444	—	40,689
Net (loss) income attributable to the shareholders of Hello Group Inc.	(140,204)	6,376	37,801	(96,027)	237,435	7,921	30,146	(1,596)	273,906	34,994	1,168	4,444	(235)	40,371

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	First half year				First half year					First half year
	Ended June 30, 2025				Ended June 30, 2026					Ended June 30, 2026
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts(iii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts(iii) US$	Non-GAAP US$
Cost of revenues	(3,176,786)	3,025	3,334	(3,170,427)	(3,062,632)	3,120	4,783	—	(3,054,729)	(451,376)	460	705	—	(450,211)
Research and development	(379,628)	1,999	19,770	(357,859)	(360,055)	3,313	20,208	—	(336,534)	(53,066)	488	2,978	—	(49,600)
Sales and marketing	(676,505)	6,264	8,470	(661,771)	(731,279)	9,618	5,832	—	(715,829)	(107,777)	1,418	860	—	(105,499)
General and administrative	(229,350)	—	47,087	(182,263)	(195,084)	—	30,628	—	(164,456)	(28,752)	—	4,514	—	(24,238)

Cost and operating expenses	(4,462,269)	11,288	78,661	(4,372,320)	(4,349,050)	16,051	61,451	—	(4,271,548)	(640,971)	2,366	9,057	—	(629,548)
Income from operations	702,981	11,288	78,661	792,930	547,743	16,051	61,451	—	625,245	80,727	2,366	9,057	—	92,150
Net income attributable to the shareholders of Hello Group Inc.	217,790	11,288	78,661	307,739	528,483	16,051	61,451	(3,249)	602,736	77,889	2,366	9,057	(479)	88,833

(iii)	Includes tax impacts related to the amortization of intangible assets from business acquisitions. There is no tax impact related to share-based compensation.